FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2008

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor
1354 Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

TABLE OF CONTENTS
Item

1	Letter to the National Securities Commission regarding the Board of Directors’ Report pursuant to the Tender Offer

2	Report of the Board of Directors regarding the Tender Offer

Item 1

 Buenos Aires, May 23, 2008

Dear Sirs:
National Securities Commission
Buenos Aires

Ref.: Report of the Board of Directors of YPF S.A. regarding the Tender Offer

I am writing to you in accordance with the duty to inform as established in the Regulations of the National Securities Commission. To this end we inform you that the Board of Directors of YPF S.A. (“the Board”), in its meeting held on the date shown in this letter, expressed a favorable opinion on the reasonableness of the Bid Price in the Tender Offer (“Tender”) submitted by Petersen Energía Inversora S.A. this past May 20, 2008 and consequently recommended its acceptance to the shareholders of the Company.

We enclose with this letter the report that the Board issued in compliance with the provisions of Article 36, Chapter XXVII, Book 9 of the Regulations of the National Securities Commission in which it expresses its opinion on the reasonableness of the bid price and makes its technical recommendation with regard to its acceptance or rejection.

Sincerely,

For YPF S.A.

IGNACIO C. MORAN Chief Financial Officer

Item 2

Report of the Board of YPF S.A. regarding the Tender Offer submitted by Petersen Energía Inversora S.A.

Dear Shareholders of YPF S.A.:

In compliance with the regulations of the National Securities Commission (the “CNV”), the Board of Directors of YPF S.A. (the “Company”) brings to your attention its opinion, its technical recommendations and other information required by Article 36 and following of Chapter XXVII “Tender Offers” of the CNV regulations with respect to the announcement by Petersen Energía Inversora S.A. (“PEISA”) of its intention to submit a Tender Offer for all shares of all classes of the Company at a price of U.S. Dollars forty-nine and forty-five cents (US$ 49.45) per share payable in cash (the “Bid Price”), subject to certain conditions according to the terms of the note attached to the notice received (the “Tender”).

1.	The Tender Offer.

This report of the Board of the Company to its shareholders was prepared based on the Tender Offer described in the communication sent by PEISA to the Company on May 20, 2008, which includes the terms and conditions of the Tender.

In order to familiarize themselves with all the details of the Tender, the Board of the Company recommends that the Shareholders carefully analyze the Prospectus that will be published in due time and all additional documentation provided by PEISA.

2.	Opinion on the reasonableness of the price bid in the Tender. Technical recommendation.

Pursuant to the provisions in Article 3 para. c.1), Chapter XXVII (Tender Offers) of Book 9 of the CNV Regulations, it is the responsibility of the Board of the Company to pronounce its opinion on the Tender, to provide an opinion on the reasonableness of the Bid Price and also make a technical recommendation regarding its acceptance or rejection.

In this regard, with a view to expressing its opinion on the reasonableness and offering its technical recommendations regarding acceptance or rejection, the Board has considered the following facts: (i) that the Bid Price complies with the provisions of Article 7° para. (f) (v) of the Bylaws inasmuch as this price is not lower than any of the prices resulting from the assumptions enumerated under sections (A), (B), (C), and (D) of the aforementioned Article 7 para. (f) (v) of the Bylaws, as shown in the report of the Company’s Finance Department; and (ii) that the Tender provides for payment in cash to all shareholders accepting this Tender.

The Board also informs that it has not demanded nor will it demand the opinion of a specialized independent appraiser because the Bid Price is not lower than (and therefore complies with) the prices resulting from the assumptions enumerated under the sections (A), (B), (C), and (D) of the aforementioned Article 7 para. (f) (v) of the Bylaws, for which reason it believes that such opinion of a specialized independent appraiser is not necessary.

Therefore, in view of the considerations set forth above and by virtue of the requirements of the CNV Regulations, the Board of the Company on May 23, 2008 decided that in its opinion the price of the Tender is reasonable, and therefore decided to recommend its acceptance to the shareholders of the Company.

Notwithstanding the above, it is noted for the record that this recommendation is not binding and that the opinion of the Board of the Company constitutes just one additional element among others that the shareholders to whom this Tender is addressed will have to consider, and that it should not be the determining factor for the decision that these shareholders will take in terms of accepting or rejecting the Tender.

In addition, the Board of Directors of the Company understands that the evaluation of the Tender will have to be based on an individual and subjective analysis which every shareholder to whom the Tender is addressed should undertake depending on the particular circumstances.

3.	Existence of decisions that were taken or are imminent which, in the opinion of the Directors, are relevant to a decision to accept or reject the Tender.

The Board reports that the Company, at the request of the shareholder Repsol YPF, S.A., is currently preparing the necessary documentation and is taking the necessary steps to allow such shareholder to publicly offer a certain number of its shares in the Company for sale in the local and international capital markets which, in the opinion of the Board, could be relevant to a decision to accept or reject the Tender. Mention is made in this context that the Board at this moment does not know the price at which Repsol YPF, S.A. will be able to organize the aforementioned sale of its shares. Also, it should be noted for the record that on May 21, 2008, Repsol YPF, S.A., informed the National Securities Commission of the Republic of Argentina, the National Stock Exchange Commission of the Kingdom of Spain and subsequently the Securities and Exchange Commission of the United States of America that neither Repsol YPF, S.A. nor the companies controlled by it will participate in the Tender submitted by PEISA.

4.	Acceptance or rejection of the Tender as planned by the Directors and Senior Executives who are shareholders of the issuing company.

The Board reports that none of its members or senior executives are shareholders of the Company.

5.	Agreements with PEISA

The Board of the Company reports that there are no agreements between the Company and PEISA.

Buenos Aires, May 23, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date:	May 28, 2008	By:	/s/ Ignacio C. Moran
			Name:	Ignacio C. Moran
			Title:	Chief Financial Officer